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                              September 15, 2021

       R. Steven Hicks
       Chief Executive Officer
       Capstar Special Purpose Acquisition Corp.
       405 West 14th Street
       Austin, TX 78701

                                                        Re: Capstar Special
Purpose Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 10,
2021
                                                            File No. 333-258693

       Dear Mr. Hicks:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 10, 2021

       Market and Industry Data, page iii

   1.                                                   Your statements
regarding information in the document provided by third-party sources, or based on information
from third-party sources, inappropriately implies you are not responsible for the
disclosure in the prospectus. Revise to clarify you are responsible for all disclosure in the
prospectus.
       Summary of the Proxy Statement/Prospectus, page 22

   2. Please revise the Summary disclosure concerning Gelesis to highlight the going concern determinations
referenced on page 192.
   3. Please revise the disclosure on page 23 to explain briefly how the de novo classification
 R. Steven Hicks
FirstName LastNameR.
                PurposeSteven HicksCorp.
Capstar Special        Acquisition
Comapany 15,
September  NameCapstar
               2021     Special Purpose Acquisition Corp.
September
Page 2     15, 2021 Page 2
FirstName LastName
         differs from the PMA and 510(k) pathways as it relates to determinations concerning safety and efficacy.
Summary Risk Factors, page 29

4. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Background to the Business Combination, page 98

5. With reference to the disclosure on page 100, please revise to discuss who introduced you to Gelesis and the individuals and parties who were involved in the initial communications and negotiations.
6.       Please substantially revise to discuss the    preliminary discussions
  and negotiations
         concerning material terms of the business combination, particularly as it relates to valuation of Gelesis. For instance, and without limitation, we note that Background section is silent with respect to the valuations discussed/proposed during the February 25 to April 15 timeframe. Please be sure to indicate which party first presented a valuation figure and discuss each counterproposal so that investors can understand how this term was negotiated and whether the valuation moved materially during this period. Discuss the basis or bases presented in support of each valuation proposed.
7. Please revise to discuss and explain the financial model or models developed by each party or the parties. Discuss all material inputs and assumptions underlying the model or models. Disclose forecasts that Gelesis or advisors presented to CPSR s management or
         Board, or advise. In this regard, we note that the implied equity value ascribed to Gelelis is based on forecasted revenue and gross profit.
8. Revise to discuss the material terms negotiated during the PIPE Financing so that investors can understand the issues that mattered to the parties and how the proposed terms changed during the course of the negotiations.
The Board's Reasons for the Business Combination, page 105

9. Please revise the disclosure on page 106 to explain how the peer sets were developed.
          Explain the bases that the Board used to determine that the six identified companies were the most comparable to Gelesis. Explain whether the Board considered the valuations of any companies in the weight management industry.
10. Present the market capitalization, enterprise value, implied valuation multiples and other relevant financial measures for each of the six peer companies so that investors can understand how Gelesis represented an attractive valuation relative to this peer set. Also, clarify the rationale and basis for using projected 2023 revenue, projected 2023 gross profit and the 2.2x and 3.4x multiples.
 R. Steven Hicks
Capstar Special Purpose Acquisition Corp.
September 15, 2021
Page 3
Interests of CPSR's Directors and Executive Officers in the Business Combination, page 108

11. Please expand your disclosure here to quantify the aggregate dollar amount and describe the nature of what the CPSR sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, out-of-pocket expenses and other items for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s
         officers and directors, if material. Further, please clarify if the CPSR sponsor and its affiliates can earn a positive rate of return on their investment, even if other CPSR shareholders experience a negative rate of return in the post-business combination company. Please also highlight this information in your Questions and Answers and/or
         Summary discussion.
U.S. Federal Income Considerations, page 130

12. Please have counsel provide a tax opinion addressing the tax consequences to U.S. holders of CPSR common stock who exercise redemption rights and who hold shares at the time of the Business Combination. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.
Information about Gelesis, page 165

13. Please revise to disclose the operating plan for the business in the coming few years as well as the intended uses of the proceeds raised through the merger and PIPE financings.
         State the principal purposes and the approximate amount intended to be used for each such purpose.
14. With reference to the risk factors on page 39, please revise to identify the jurisdictions, as applicable, where state medical boards have established rules or interpreted existing rules
         in a manner that limit or restrict the ability of Gelesis    qualified
distributors to use
         telehealth services in connection with providing patients with access to Plenity.
15. We note the disclosure on page 169 that during the Beta Launch Gelesis achieved a 90-
         95% physician    grant rate    among people with a BMI 25-40 seeking a
prescription
         through telehealth. Please revise to explain the term    grant rate.
 Disclose the grant rate
         for patients with a BMI under and above this BMI range.
16. With reference to your disclosure on pages 178-179, please discuss whether you have trial results that extend beyond 24 weeks, and if not, whether any such studies are planned.
FirstName LastNameR. Steven Hicks
       Discuss, as applicable, whether the lack of longer term data impacts commercialization of
Comapany   NameCapstar
       Plenity  for the BMISpecial
                            of 25    Purpose Acquisition
                                    40 indication       Corp. longer term data
will be required to
                                                  and whether
       receive
September  15, regulatory
                2021 Page clearance/approval
                           3                  for the additional indications
that you are targeting.
FirstName LastName
 R. Steven Hicks
FirstName LastNameR.
                PurposeSteven HicksCorp.
Capstar Special        Acquisition
Comapany 15,
September  NameCapstar
               2021     Special Purpose Acquisition Corp.
September
Page 4     15, 2021 Page 4
FirstName LastName

Key Business Metrics, page 195

17.      Please address the following:
             You state that you define "members" as the number of consumers who have begun their weight loss journey with Plenity and that it includes the cumulative number of both recurring and non-recurring consumers as of the respective reporting date. Tell us how you considered providing a breakdown of recurring versus non-recurring members.
             The sentence preceding the table indicates that all these metrics are in thousands.
             Tell us whether the number of members and number of units sold are in thousands like the dollar amounts. If not, please revise your presentation accordingly.
             Further, tell us how the cumulative members number of 32,900 thousand presented here reconciles to your statement on page 169 that "over 50,000 members have started their weight loss journey with Plenity sense its Beta launch."
             Revise your discussion of revenues within your Results of Operations sections on pages 200 and 202 to present a rate/volume analysis, providing us with a supplemental reconciliation between that disclosure and your business metrics here.
Results of Operations, page 200

18. Revise your discussions of research and development expense to provide a breakdown of these expenses by the type of expense included. To the extent you track your research and development expense on a product candidate basis, separately quantify such expenses by product candidate. To the extent you do not track your research and development expenses on a product candidate basis, disclose that fact.
Exhibits

19. Please file the distribution agreements with Roman Health Pharmacy LLC and
         GoGoMeds as exhibits.
20. Please file the strategic partnership agreement with China Medical System Holdings
         Limited as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 R. Steven Hicks
Capstar Special Purpose Acquisition Corp.
September 15, 2021
Page 5




        You may contact Frank Wyman at (202) 551-3660 and Kevin Vaughn at (202) 551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at (202) 551-5831 or Joe McCann at (202) 551-6262 with any other questions.



                                                         Sincerely,
FirstName LastNameR. Steven Hicks
                                                       Division of Corporation
Finance
Comapany NameCapstar Special Purpose Acquisition Corp.
                                                       Office of Life Sciences
September 15, 2021 Page 5
cc:       Christopher S. Auguste
FirstName LastName